EXHIBIT 12.2
United Dominion Realty, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended March 31,
	2011	2010

Loss from continuing operations	$(2,381)	$(4,781)

Add (from continuing operations):
Interest on indebtedness	11,199	12,309
Portion of rents representative of the interest factor	394	391

Earnings	$9,212	$7,919

Fixed charges from continuing operations:
Interest on indebtedness	$11,199	$12,309
Capitalized interest	408	197
Portion of rents representative of the interest factor	394	391

Fixed charges	$12,001	$12,897

Ratio of earnings to fixed charges	—	—
For the three months ended March 31, 2011 and 2010, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $2.8 million and $5.0 million, respectively.